UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-26146

HNC Software Inc.
(Exact name of registrant as specified in its charter)

5935 Cornerstone Court West, San Diego, California 92121, (858) 799-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, par value $0.001 per share
Rights to Purchase Series A Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)

5.25% Convertible Subordinated Notes due September 1, 2008
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, HNC Software Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 5, 2002	HNC SOFTWARE INC.
	By:	/s/ KENNETH J. SAUNDERS Kenneth J. Saunders Chief Financial Officer